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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒
   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐
   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

CRONOS GROUP INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

720 King Street W., Suite 320
Toronto, Ontario
M5V 2T3
(Address and telephone number of registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐  Annual Information Form                                     ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes        ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes        ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

 FORWARD-LOOKING INFORMATION

        This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the "Registration Statement"), contains certain information that may constitute forward-looking statements within the meaning of applicable securities laws. The forward-looking statements in this Registration Statement are based upon the Registrant's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. forward-looking statements in this Registration Statement include, but are not limited to, statements with respect to: the performance of the Registrant's business and operations; the Registrant's expectations regarding revenues, expenses and anticipated cash needs; the intended expansion of the Registrant's facilities; receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities; the expected growth in the number of patients using medical cannabis; the expected growth in the Registrant's growing and production capacities; the expected methods to be used by the Registrant to distribute cannabis; the competitive conditions of the industry; the legalization of cannabis for recreational use in Canada, including the timing and content of federal and provincial regulations, and the Registrant's intentions to participate in such market; the legalization of the use of cannabis for medical and/or recreational use in jurisdictions outside of Canada and the Registrant's intentions to participate in such markets outside of Canada if and when such use is legalized; laws and regulations and any amendments thereto applicable to the business; the competitive advantages and business strategies of the Registrant; the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

        With respect to the forward-looking statements contained in this Registration Statement, the Registrant has made assumptions regarding, among other things: its ability to generate cash flow from operations and obtain necessary financing on acceptable terms; general economic, financial market, regulatory and political conditions in which the Registrant operates; the yield from the Registrant's growing operations; consumer interest in the Registrant's products; competition; anticipated and unanticipated costs; government regulation of the Registrant's activities and products and in the areas of taxation and environmental protection; the timely receipt of any required regulatory approvals; the Registrant's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Registrant's ability to conduct operations in a safe, efficient and effective manner; and the Registrant's construction plans and timeframe for completion of such plans.

        Forward-looking statements are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. Known and unknown risks, many of which are beyond the control of the Registrant, could cause actual results to differ materially from the forward-looking statements in this Registration Statement. Such factors include, without limitation, those discussed under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2016, included as Exhibit 99.1 to this Registration Statement, and those discussed under the heading "Risks and Uncertainties" in the Registrant's management's discussion and analysis for the nine months ended September 30, 2017 and management's discussion and analysis for the year ended December 31, 2016, included as Exhibits 99.10 and 99.4, respectively, to this Registration Statement. The Registrant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

 DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

        The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Registration Statement accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.30, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

        The disclosure provided under "Capital Structure" on page 42 of Exhibit 99.1, Annual Information Form for the Fiscal Year Ended December 31, 2016, is incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

        The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As at December 31, 2017, the Registrant is contractually committed to the following:

(in Canadian dollars)	Within 1 year		Between 1 to 3 years	Between 3 to 5 years		After 5 years	Total
Long-Term Debt Obligations	$	Nil	$6,304,494	$	Nil	$Nil	$6,304,494
Capital (Finance) Lease Obligations		52,500	157,500		13,125	Nil	223,125
Operating Lease Obligations		189,372	536,896		186,312	Nil	912,580
Purchase Obligations		1,3831,542	Nil		Nil	Nil	13,831,542
Other Long-Term Liabilities		Nil	Nil		Nil	Nil	Nil

Total		$14,073,415	$6,998,890		$199,437	$Nil	$21,271,741

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

 EXHIBIT INDEX

        The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1	Annual Information Form for the fiscal year ended December 31, 2016
99.2	Amended and Restated Annual Information Form for the year ended December 31, 2015
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2016 and December 31, 2015
99.4	Management's Discussion and Analysis for the year ended December 31, 2016
99.5	Unaudited Interim Condensed Financial Statements for the three month periods ended March 31, 2017 and March 31, 2016
99.6	Management's Discussion and Analysis for the three month periods ended March 31, 2017 and March 31, 2016
99.7	Unaudited Condensed Financial Statements for the three and six month periods ended June 30, 2017 and June 30, 2016
99.8	Management's Discussion and Analysis for the three and six month periods ended June 30, 2017 and June 30, 2016
99.9	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2017 and September 30, 2016
99.10	Management's Discussion and Analysis for the three and nine month periods ended September 30, 2017
99.11	Management Information Circular dated May 26, 2017 prepared in connection with the annual and special meeting of shareholders held on June 28, 2017
99.12	Management Information Circular dated January 23, 2017 prepared in connection with the special meeting of shareholders held on February 24, 2017
99.13	Material Change Report dated February 17, 2017
99.14	Material Change Report dated February 27, 2017
99.15	Material Change Report dated March 17, 2017
99.16	Material Change Report dated September 1, 2017
99.17	Material Change Report dated September 29, 2017
99.18	Material Change Report dated October 23, 2017
99.19	Material Change Report dated October 23, 2017
99.20	Material Change Report dated November 10, 2017
99.21	Material Change Report dated January 8, 2018
99.22	Health Canada Producer's License issued to Peace Naturals Project Inc., effective as of November 1, 2016
99.23	Health Canada Producer's License issued to In the Zone, effective as of February 28, 2017
99.24	Health Canada Producer's License issued to Original BC Ltd., effective date October 20, 2017

Exhibits	Documents
99.25	Distribution Agreement dated as of October 12, 2017 between G. Pohl-Boskamp GmbH & Co. KG and Peace Naturals Project Inc.
99.26
Construction Financing Agreement dated as of August 22, 2017 among Peace Naturals Project Inc. (the "Borrower"), the Registrant, Hortican Inc, In the Zone Produce Ltd. ("In the Zone") and each responsible person in charge and senior person in charge of the Borrower and In the Zone and Romspen Investment Corporation, as trustee
99.27	Whistler Medical Marijuana Corporation Amended and Restated Shareholders' Agreement dated as of March 22, 2017
99.28
First Mortgage Financing Agreement dated as of May 8, 2015 among Peace Naturals Project, PharmaCan Capital Corp., The Barnes Family Trust, Mark Gobuty, Ann Barnes and Hortican Inc., and Romspen Investment Corporation, as trustee
99.29	Undertaking to the TSX Venture Exchange regarding the conduct of business of PharmaCan Capital Corp., dated as of November 24, 2014
99.30	Consent of MNP LLP

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GROUP INC.
/s/ MICHAEL GORENSTEIN
	Name:	Michael Gorenstein
	Title:	President and Chief Executive Officer
Date: February 22, 2018

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FORWARD-LOOKING INFORMATION
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
DESCRIPTION OF THE SECURITIES
OFF-BALANCE SHEET TRANSACTIONS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
UNDERTAKINGS
CONSENT TO SERVICE OF PROCESS
EXHIBIT INDEX
SIGNATURES